SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2

                      INTERNATIONAL FRANCHISE SYSTEMS, INC.
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


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                                 (CUSIP Number)



Colin Halpern                                          Stephen Rooney, Esq.
6701 Democracy Boulevard, Suite 300                    LeBoeuf, Lamb, Greene &
Bethesda, Maryland 20817                               MacRae, L.L.P.
Tel: (301) 530-1708                                    125 West 55th Street
                                                       New York, NY  10019-5389
                                                       Tel:  (212) 424-8000

 ------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 5, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box _____.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


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                                  Page 1 of 6.

CUSIP NO. __________.


________________________________________________________________________________

         1.       Names of Reporting Persons
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  IFS Acquisition Corporation
________________________________________________________________________________

         2.       Check the Appropriate Box if a Member of a Group

         (a)      ____

         (b)      ____

________________________________________________________________________________

         3.       SEC Use Only

________________________________________________________________________________

         4.       Source of Funds

                  OO
________________________________________________________________________________

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                  _____
________________________________________________________________________________

         6.       Citizenship or Place of Organization

                  Delaware
________________________________________________________________________________



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                                  Page 2 of 6.

________________________________________________________________________________

Number of Shares           7.   Sole Voting Power              4,700,000 shares
Beneficially Owned       _______________________________________________________
by Each Reporting
Person With                8.   Shared Voting Power            0
                         _______________________________________________________

                           9.   Sole Dispositive Power         4,700,000 shares
                         _______________________________________________________

                           10.  Shared Dispositive Power       0


         11.     Aggregate Amount Beneficially Owned by Each Reporting Person

                 4,700,000 shares
________________________________________________________________________________

         12.     Check if the Aggregate Amount in Row 11 Excludes Certain Shares

                 ____
________________________________________________________________________________

         13.     Percent of Class Represented by Amount in Row 11

                 66.9 percent
________________________________________________________________________________

         14.     Type of Reporting Person (See Instructions)

                 CO




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                                  Page 3 of 6.

Item 1.           Security and Issuer.

                  This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of International Franchise Systems, Inc. ("IFS"), the principal executive offices of which are located at 6701 Democracy Boulevard, Suite 300, Bethesda, Maryland 20817.

Item 2.           Identity and Background.

                  This statement on Schedule 13D is being filed on behalf IFS Acquisition Corporation, a Delaware corporation ("IFS Acquisition"), of which Mr. Colin Halpern was the president.

                  IFS Acquisition was incorporated in the State of Delaware on March 4, 1998 and ceased to exist on October 8, 1998. IFS Acquisition was a wholly owned subsidiary of Crescent Capital, Inc., a Delaware corporation ("Crescent"), and was incorporated for the sole purpose of effecting the merger of IFS Acquisition with and into IFS (the "IFS Merger"), pursuant to an Agreement and Plan of Merger, dated as of May 19, 1998, by and among IFS Acquisition, IFS and Crescent (the "IFS Merger Agreement"). The IFS Merger was consummated on October 8, 1998. IFS Acquisition had no prior business and upon consummation of the IFS Merger its separate corporate existence ceased. The address of IFS Acquisition's principal executive office was 6701 Democracy Boulevard, Suite 300, Bethesda, Maryland 20817.

                  Over the past five years prior to October 8, 1998, neither IFS Acquisition, nor any of IFS Acquisition's directors or executive officers, had been convicted in a criminal proceeding, nor was any of them a party to any civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it or he or she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds.

                  The 4,700,000 shares of Common Stock was acquired by IFS Acquisition through a contribution by Crescent.

Item 4.           Purpose of the Transaction.

                  The purpose of the contribution of 4,700,00 shares of Common Stock by Crescent to IFS Acquisition was to effect the transactions contemplated by the IFS Merger Agreement.




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                                  Page 4 of 6.

Pursuant to the IFS Merger Agreement, IFS Acquisition was merged with and into IFS. IFS was the surviving corporation and as a result of IFS Merger immediately following the IFS Merger the entire equity interest in IFS was owned by Crescent. As a result of the IFS Merger, each share of Common Stock of IFS was converted into the right to receive $3.60 per share of Common Stock without interest, except (a) shares of Common Stock owned by IFS Acquisition, (b) shares owned by shareholders who perfected appraisal rights in accordance with the Delaware General Corporation Law and (c) treasury shares held by IFS. In addition, as a result of the IFS Merger, trading of shares of IFS Common Stock was terminated and the registration of the shares of IFS Common Stock under the Exchange Act of 1934 (the "Exchange Act") was terminated.

Item 5.           Interest in Securities of the Issuer.

                  (a) On October 5, 1998, IFS Acquisition was the beneficial owner of 4,700,000 shares of Common Stock. These shares of Common Stock represented on October 5, 1998, 66.9 percent of the 7,027,324 shares of Common Stock issued and outstanding and deemed to be outstanding under Rule 13d-3 under the Exchange Act.

                  Mr. Colin Halpern had options to purchase 10,000 shares of Common Stock exercisable within 60 days of June 30, 1998 and held options to acquire an additional 30,000 shares of Common Stock which were exercisable upon consummation of the IFS Merger.

                  (b) On October 5, 1998, IFS Acquisition had sole voting power over 4,700,000 shares of Common Stock and sole dispositive power over 4,700,000 shares of Common Stock.

                  (c) Except for the acquisition of 4,700,000 shares of Common Stock by the IFS Acquisition on October 5, 1998, as reported herein, IFS Acquisition had not engaged in any transactions in shares of Common Stock in the previous sixty days.

                  (d)  None.

                  (e)  None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.



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                                  Page 5 of 6.

Item 7.           Material to be Filed as Exhibits.

                  None.

                  (The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (par.240.13d-1(f)) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and
(3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.)



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                                  Page 6 of 6.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge, I certify that the information set forth is true, complete and correct.


                                Dated:  October 14, 1998

                                IFS ACQUISITION CORPORATION

                                /s/ Colin Halpern
                                Colin Halpern
                                President